SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          _________

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                   (Amendment No.       )

              Sun Television & Appliances, Inc.
              _________________________________
                      (Name of Issuer)

                Common Stock, $.01 par value
                ____________________________
               (Title of Class of Securities)

                         866881-10-5
                         ___________
                       (CUSIP Number)

                      Peter R. Kellogg
                 c/o Spear, Leeds & Kellogg
           120 Broadway, New York, New York 10271
                       (212) 433-7000
____________________________________________________________
        (Name, address and telephone number of person authorized to receive notices and communications)


                        July 1, 1997
                        ____________
   (Date of event which requires filing of this statement)





              (Continued on following page(s))

                      Page 1 of 6 Pages

Cusip No. 866881-10-5                        Page 2 of 6
____________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Peter R. Kellogg
____________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                       (b)
____________________________________________________________
3.   SEC USE ONLY

____________________________________________________________
4.   SOURCE AND AMOUNT OF FUNDS


____________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
____________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

____________________________________________________________
7.   SOLE VOTING POWER
     900,500
____________________________________________________________
8.   SHARED VOTING POWER
     100,000
____________________________________________________________
9.   SOLE DISPOSITIVE POWER
     900,500
____________________________________________________________
10.  SHARED DISPOSITIVE POWER
     100,000
____________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,000,500
____________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
____________________________________________________________

Cusip No. 866881-10-5                        Page 3 of 6

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     5.7%
____________________________________________________________
14.  TYPE OF REPORTING PERSON
     IN
____________________________________________________________

Cusip No. 866881-10-5                        Page 4 of 6

Item 1. Security and Issuer

      The class of security to which this statement relates is Common Stock, par value $0.01 (the "Common Stock"), of Sun Television & Appliances, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 6600 Port Road, Groveport, Ohio 43125, (614) 492-5600.

Item 2. Identity and Background

      The person filing this Statement is Peter R. Kellogg. This statement contains information regarding shares of Common Stock owned by Mr. Kellogg and the Peter R. Kellogg & Cynthia Kellogg Foundation (the "Foundation"), a charitable entity of which Peter Kellogg is a trustee. Mr. Kellogg has shared dispositive and voting power with respect to the shares of Common Stock owned by the Foundation. Although shares of Common Stock owned by the Foundation may be deemed to be beneficially owned by Mr. Kellogg, the filing of this Statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that the Foundation, or any other person or persons referred to herein constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"), and the rules and regulations thereunder (the "Rules").

     The Foundation's business address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

     Mr. Kellogg's principal occupation is:
          Senior Managing Director
          Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

          Spear, Leeds & Kellogg is a registered securities broker-dealer.

      During the last five years Mr. Kellogg, has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Mr. Kellogg is a citizen of the United States.  The
Foundation is a New Jersey corporation domiciled in New
Jersey.

Cusip No. 866881-10-5                        Page 5 of 6

Item 3. Source and Amount of Funds or Other Consideration

      The aggregate purchase price of the 537,000 shares of Common Stock recently purchased by Peter R. Kellogg was $1,107,562.50 consisted of capital funds of Mr. Kellogg and margin account funds provided by Spear, Leeds & Kellogg.

Item 4. Purpose of Transaction

     The Common Stock was acquired by Mr. Kellogg and the Foundation for investment purposes only.

      Neither Mr. Kellogg, nor the Foundation have plans  or
proposals which related to or which would result in  any  of the  actions specified in clauses (a) through (j) of Item  4 of Schedule 13D.

      Mr. Kellogg and the Foundation may determine to purchase additional shares of Common Stock at any time and from time to time, subject to market and general economic conditions, and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Mr. Kellogg may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr. Kellogg may be in the open market, in a privately negotiated transaction or otherwise.

Item 5. Interest in Securities of the Issuer

     (a) As of July 2, 1997, Mr. Kellogg may be deemed the beneficial owner of 1,000,500 shares of the Common Stock of Sun Television & Appliances, Inc. Of those shares, 900,500 were owned by Mr. Kellogg personally and 100,000 were owned by the Foundation.

     (b) The following table sets forth information with respect to all purchases, sales or donations of the Common
Stock by Mr. Kellogg and the Foundation for purposes of
Section 13(d) of the 1934 Act since May 4, 1997.

                      Peter R. Kellogg

Date of             Number of      Type of        Price
Transaction         Shares         Transaction    Per Share
___________         _________      ___________    ________
07/01/97            537,000        OTC Buy        2.0625

Cusip No. 866881-10-5                        Page 6 of 6

Item 6. Contract Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

      All shares of Common Stock purchased by Mr. Kellogg were acquired on the basis of his independent investment decisions. Mr. Kellogg disclaims that he was or is a member of a "group," within the meaning of the Act and the Rules, with regard to the acquisition or holding of shares of Common Stock acquired or sold by Mr. Kellogg. Further, Mr. Kellogg has no arrangement, agreement or understanding with anyone with respect to the future acquisition, holding, disposition or voting of shares of Common Stock of the Issuer.

Item 7. Material to be filed as Exhibits

     None.

                          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated: July 2, 1997

                                   /s/Peter R. Kellogg
                                   _________________________
                                   Peter R. Kellogg

DC1DOCS1.54364